UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Northland Cranberries, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

666499207

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394 0550

Douglas C. Gessner, Esq.

James S. Rowe, Esq.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682411

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Northland, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,250

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 56,250

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,250

	8.	Shared Voting Power 86,046,746 (See Item 5)

	9.	Sole Dispositive Power 56,250

	10.	Shared Dispositive Power 78,844,820 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,159,246 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 99.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (as amended, the “Schedule 13D”)  originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2001 by the Sun Reporting Persons (as defined in Item 2) as amended and supplemented by Amendment No. 1 thereto filed with the Commission on September 27, 2005 by (i) the Sun Reporting Persons (as defined in Item 2), John Swendrowski (“Swendrowski”), and New Harvest, Inc. (“Parent”) relating to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Northland Cranberries, Inc., a Wisconsin corporation (the “Issuer”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Except as disclosed herein, there has been no material change in the information previously reported on the Schedule 13D.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Sun Northland, LLC, a Delaware limited liability company (“Sun Northland”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”). Leder and Krouse may each be deemed to control Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC, as Leder and Krouse each own 50% of the membership interests in Sun Partners LLC, which in turn is the general and managing partner of Sun Advisors, which in turn is the general and managing partner of Sun Partners LP, which in turn owns a majority of the membership interests of Sun Northland. Sun Northland, Sun Partners LP, Sun Advisors, Sun Partners LLC, Leder and Krouse are collectively referred to as the “Sun Reporting Persons.”

The principal business address of each of the Sun Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC are each principally engaged in making investments. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

During the past five years, none of the Sun Reporting Persons and, to the knowledge of the Sun Reporting Persons, none of the executive officers or directors of the Sun Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Certain information with respect to the executive officers and directors of the Sun Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following paragraph:

The Proposed Transaction was consummated on November 28, 2005.  The Merger became effective on November 28, 2005, when the Articles were filed with the Wisconsin Department of Financial Institutions (the “Effective Time”).  At the Effective Time, public trading in the Common Stock

on the Over-The-Counter Bulletin Board ceased.   On November 28, 2005, after the Effective Time, the Issuer filed with the Commission on Form 15 a certification and notice of termination of registration  of the Common Stock.

Item 5.	Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:
(a)

As of the date hereof, each of the Sun Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 86,046,746 shares of Common Stock. This number is comprised of (i) 78,844,820 shares of Common Stock held directly by Sun Northland, (ii) 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options, (iii) 56,250 shares of Common Stock that are issuable currently or within 60 days of this report, to Krouse pursuant to outstanding stock options and (iv) 7,201,926 shares held by the Minority Stockholders that may be voted by the Sun Reporting Persons pursuant to the terms of the Stockholders Agreement.

(b)

Each Sun Reporting Person may be deemed to have shared power to vote or direct the vote of 86,046,746 shares of Common Stock. This number is comprised of (i) 78,844,820 shares of Common Stock held directly by Sun Northland and (ii) 7,201,926 shares held by the Minority Stockholders that may be voted by the Sun Reporting Persons pursuant to the terms of the Parent Shareholders Agreement.

Leder may be deemed to have the sole power to vote or direct the vote of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options.

Krouse may be deemed to have the sole power to vote or direct the vote of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Krouse pursuant to outstanding stock options.

Each Sun Reporting Person may be deemed to have shared power to dispose or direct the disposition of 78,844,820 shares of Common Stock held directly by Sun Northland.

Leder may be deemed to have the sole power to dispose or direct the disposition of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Leder pursuant to outstanding stock options.

Krouse may be deemed to have the sole power to dispose or direct the disposition of 56,250 shares of Common Stock that are issuable, currently or within 60 days of this report, to Krouse pursuant to outstanding stock options.

Each of the Sun Reporting Persons and the Minority Stockholders may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Parent Shareholders Agreement. The Sun Reporting Persons expressly disclaim that they have agreed to act as a group with the Minority Stockholders. The table below lists the names of each of the Minority Stockholders and the number of shares beneficially owned by each Minority Stockholder in which the Sun Reporting Persons may be deemed to have beneficial ownership because of the Parent Shareholders Agreement.

Name of Minority Stockholder	Number of Shares Beneficially Owned
ARK CLO 2000-1 Limited	2,115,820
Wells Fargo Foothill, Inc.	2,543,053
Ableco Finance LLC	2,543,053

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2005	SUN NORTHLAND, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 8, 2005	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 8, 2005	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 8, 2005	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 8, 2005	/s/ Marc J. Leder
Marc J. Leder

Date: December 8, 2005	/s/ Rodger R. Krouse
Rodger R. Krouse